March 18, 2010

BY EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Attention:	Mr. Michael Coco

Re:	The Republic of Argentina: Registration Statement under Schedule B to the Securities Act of 1933, filed on December 16, 2009 and amended on January 28, 2010 and March 18, 2010

Dear Mr. Coco:

The Republic of Argentina (“Argentina”) hereby requests that Argentina’s Registration Statement under Schedule B (File No. 333-163784) relating to U.S.$15,000,000,000 principal amount of Debt Securities, Warrants and/or Units, as initially filed with the Securities and Exchange Commission on December 16, 2009 and as amended on January 28, 2010 and March 18, 2010 be declared effective at 9:00 A.M., March 19, 2010, or as soon thereafter as practicable.

Very truly yours,

By: /s/ Hernán Lorenzino
Hernán Lorenzino
Financial Representative of
the Republic of Argentina in
the United States of America